Sebastián Kanovich
Chief Executive Officer

Jacobo Singer
President, COO

Diego Cabrera Canay
Chief Financial Officer

Maria Oldham
VP of Corp. Development, IR

Earnings Presentation

3rd Quarter 2022

d·local

Safe Harbor

d·local

This presentation may contain forward-looking statements.

These forward-looking statements convey dLocal's current expectations or forecasts of future events. Forward-looking statements regarding dLocal involve known and unknown risks, uncertainties and other factors that may cause dLocal's actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the "Risk Factors," and "Cautionary Statement Regarding Forward-Looking Statements" sections of dLocal's filings with the U.S. Securities and Exchange Commission.

Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.

We are building the best financial infrastructure for emerging markets.

One-stop-shop in emerging markets

39
Countries

700+
Local payment methods

1 API
5 solutions

2 B+
Consumers unlocked

d·

Continued delivery of record financial results

Optimizing for gross profit and EBITDA dollars growth

TPV	REVENUE	GROSS PROFIT	ADJUSTED EBITDA[1]	NET REVENUE RETENTION RATE
$2.7B	**$112M**	**$54M**	**$42M**	**152%**
+51% YoY **+12% QoQ**	**+63% YoY** **+11% QoQ**	**+56% YoY** **+9% QoQ**	**+58% YoY** **+9% QoQ**	

Note: Unaudited quarterly results

[1] dLocal has only one operating segment. Although Adjusted EBITDA may be commonly viewed as non-IFRS measure in other contexts, pursuant to IFRS 8, Adjusted EBITDA is treated by dLocal as IFRS measure based on the manner in which dLocal utilizes these measures. See detailed methodology for Adjusted EBITDA in appendix.

Africa and Asia delivering unparalleled growth, contributing to 22% of our revenues

Revenue by region - Africa & Asia ($M)



312% YoY
80% QoQ
$6
$14
$25
% share
9%
13%
22%
3Q21
2Q22
3Q22

Note: Unaudited quarterly results

Continued solid growth in Latam while navigating changes in FX rules in Argentina

Revenue by region – Latam ($M)
excluding Argentina cross-border[1]



43% YoY

7% QoQ

3Q21   2Q22   3Q22

Revenue by region - LATAM ($M)



39% YoY

0% QoQ

$63 $88 $87

% share   91%   87%   78%

3Q21   2Q22   3Q22

Note: Unaudited quarterly results
[1]The market faced some limitations imposed by the Argentine Central Bank to access the foreign exchange market for the payment of certain imports of goods and services.

Further expanding our footprint in emerging markets

Localizing payments in 39 countries after adding Nicaragua and Saudi Arabia in 3Q22


3Q22 additions
16 countries
LATAM
13 countries
Africa
10 countries
Asia

Note: Map is a representation of our coverage and may not be geographically accurate

Growing our merchant base while consistently improving engagement

Total Merchants[1]

2020	**300+**
2021	**400+**
9M22	**600+** (200+ key accounts)

Merchant engagement evolution[2]



Average # of countries per merchant



Average # of payment methods per merchant

Note: Unaudited quarterly results
[1]Total merchants exclude small and medium-sized businesses in our marketplace solution.
Key accounts consider those merchants that have an Account Manager assigned.
[2]Figures consider merchants that during that period surpassed the US$6M TPV threshold.





Maximizing opportunities within our largest clients

Continuous growth of our Top 10 merchant revenue and successful cross-selling strategy

Top 10 merchant revenue ($M) and concentration (%)

Other
Top 10 Clients
43%
57%
49%
51%
47%
53%
3Q21
2Q22
3Q22

	3Q21	2Q22	3Q22
Top 10 merchant revenue	**$39**	**$52**	**$59**

3Q22 Top 10 merchants

Average # of countries per merchant
7
10
3Q21
3Q22

Top 10 merchants presence in Africa/Asia
5
9
3Q21
3Q22

Note: Unaudited quarterly results

d·

We continue to grow our global team underpinned by a disciplined investment culture

712 **TOTAL FTE IN 3Q22**
       +34% YoY

566 **AMERICAS FTE**
       +23% YoY

146 **AFRICA & ASIA FTE**
       +103% YoY

Note: FTE includes employees and contractors.

FTE by function (%)



Corporate central functions
20%

Operations & Expansion
21%

Technology
40%

Sales & Marketing
19%

TPV growth supported by a well diversified segment base

Continued growth across most verticals, particularly in commerce, on-demand delivery, travel, SaaS, advertising and financial services

TPV evolution ($M)



51% YoY

12% QoQ

$1,812 — 3Q21
$1,856 — 4Q21
$2,104 — 1Q22
$2,433 — 2Q22
$2,734 — 3Q22

Note: Unaudited quarterly results

3Q22 TPV breakdown by vertical (%)



$2.7B
TPV

Other
SaaS
Financial Services
eLearning
Advertising
Travel

Gaming
Streaming
Commerce
On-demand Delivery
Ride Hailing

● Entertainment   ● Consumption
● Mobility   ● Services

Revenue reached a new record high; supported by solid NRR of 152%

Revenue evolution ($M)



Revenue composition ($M)



Note: Unaudited quarterly results
[1] "NRR" means Net Revenue Retention rate, which is the U.S. dollar-based measure of retention and growth of our merchants. We calculate the NRR of a period by dividing the Current Period Revenue by the Prior Period Revenue. The Prior Period Revenue is the revenue billed by us to all our customers in the prior period. The Current Period Revenue is the revenue billed by us in the current period to the same customers included in the Prior Period Revenue. Current Period Revenue includes any upsells and cross sells of products, geographies, and payment methods to such merchant customers, and is net of any contractions or attrition, but excludes revenue from new customers onboarded in the last 12 months.

13

Focused on growing gross profit and EBITDA dollars, while delivering profitable growth

Gross profit evolution ($M)


56% YoY
9% QoQ
$34
$39
$44
$50
$54
3Q21
4Q21
1Q22
2Q22
3Q22

Adj. EBITDA[1] ($M) and Adj. EBITDA margin (%) evolution


58% YoY
9% QoQ
$26
$29
$33
$38
$42
3Q21
4Q21
1Q22
2Q22
3Q22

Adj. EBITDA margin	**38.3%**	**38.1%**	**37.6%**	**37.7%**	**37.2%**

Note: Unaudited quarterly results
[1]dLocal has only one operating segment. Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. See detailed methodology for Adjusted EBITDA and Adjusted EBITDA Margin in appendix.

Our strong balance sheet and continuous positive free cash flow generation remain key competitive advantages

Net income evolution ($M)

Free cash flow[1] evolution - own funds ($M)



- ▪ Strong net income to own cash conversion[2] of 107% in LTM 3Q22

- ▪ Robust cash position of $320M as of September 30, 2022 (own funds)

Note: Unaudited quarterly results
[1] Free cash flow calculated as net cash from operating activities less acquisition of property, plant and equipment and additions of intangible assets. Free cash flow excludes the change in merchant funds. 2021 figure excludes the acquisition of PrimeiroPay in 2Q21 for an immediate cash consideration of $39M. 3Q22 merchants funds excludes a consideration of $13.8M that, as of September 30, 2022, still had not been transferred to Own Funds accounts.
[2] Cash conversion calculated as Free cash Flow divided by net income.

d·

Summary 9M22

SCALE	TPV	**$7.3B** 73% YoY
GROWTH	Revenue	**$300M** 79% YoY
CUSTOMER RETENTION	NRR rate	**166%**
PROFITABILITY	Adj. EBITDA margin	**37%**

Our top execution capabilities continue to deliver high growth coupled with profitability

We are well positioned for long-term growth

Note: Unaudited quarterly results

Investment highlights

 We power a **massive and expanding emerging markets ecosystem** accepting more than **700 local payment methods** across **39 countries**

 We are **directly integrated** to some of the world's largest online merchants, driving very strong NRR and cohort performance

 We have built a **scalable, single API technology infrastructure** that makes the complex simple for merchants across emerging markets

 Our business model is **well-diversified across industries, clients and geographies**

 We are **growing rapidly and profitably at scale with strong cash generation**

Thanks!

d·local

APPENDIX

Financial highlights

3Q22 Adjusted EBITDA Bridge ($M)



3Q21 Adjusted EBITDA Bridge ($M)



Note: Adjusted EBITDA excludes one-off
1 Other Adjustments for 3Q22 includes other operating gain/(loss) of $0.7M.
2 Other Adjustments for 3Q21 includes secondary offerings expenses of $0.7M and M&A transaction costs of $0.2M.

d·

Reconciliation of Profit to Adjusted EBITDA

$ in thousands	Three-month period ended September 30,		Nine-month period ended September 30,	
	2022	**2021**	**2022**	**2021**
Profit for the period	**32,338**	**19,669**	**89,333**	**54,304**
Income tax expense	2,287	2,558	7,651	5,533
Depreciation and amortization	2,110	1,381	5,690	3,240
Finance income and costs, net	2,479	(865)	3,519	(762)
Share-based payment non-cash charges	1,599	2,673	4,874	5,354
Other operating (gain)/loss	18	-	706	(2,896)
Secondary offering expenses[1]	-	695	89	4,442
Transaction costs[2]	-	211	0	665
Other charges, Net[3]	791	(3)	799	205
Adjusted EBITDA	**41,622**	**26,319**	**112,661**	**70,085**

Note: Unaudited quarterly results.

Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures.

Adjusted EBITDA as used by dLocal is defined as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding the changes in fair value of financial assets and derivative instruments carried at fair value through profit or loss, impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, secondary offering expenses, transaction expenses and inflation adjustment.

[1] Corresponds to expenses assumed by dLocal in relation to secondary offerings of its shares which occurred in 2021. [2] Corresponds to costs related to the acquisition of assets of PrimeiroPay. [3] Corresponds to other minor adjustments (full reconciliation in financial statements).